03 SEP 29 AM 7:21

MANPA

Rule 12g3-2 (b) File N° 82-4240

Caracas, september 15th , 2003

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

03032312

Attention: Special Counsel
Office of International Corporate Finance

Manufacturas de Papel, C.A. (MANPA) S.A.C.A.
Rule 12g3-2 (b) File N° 82-4240

The enclose information is being furnished to the Securities and Exchange Commission (The "SEC") on behalf of Manufacturas de Papel, C.A. (MANPA), (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Kindly acknowledge receipt of the foregoing by stamping and returning the enclosed copy of this letter.

PROCESSED
OCT 07 2003
THOMSON FINANCIAL

Very truly yours,

Leticia Level
Corporate Planning Manager
Fax No 58-212-901-23-17

dw 9/29

03 SEP 29 AM 7:21

INTERPRETE PUBLICO JUDITH X. HERNANDEZ MORA

The undersigned, JUDITH XIOMARA HERNANDEZ MORA, a Venezuelan citizen, of legal age and domiciled in Caracas, bearer of Identity Card No. 6508588, Public Translator in the English Language in and for the Republic of Venezuela, pursuant to License granted by the Ministry of Justice, dated April 29, 1996, published in Official Gazette of the Republic of Venezuela No. 35896, dated June 21, Nineteen Hundred and Ninety- Six, and duly registered with the Principal Public Registry Office of the Federal District on April 30, 1996, under No. 233, folio 233, Volume 6, and with the Sixth Court of First Instance for Civil, Commercial and Traffic Matters for the Judicial Circuit of the Metropolitan Area of Caracas on May 28, 1996, File No. 96873, DO HEREBY CERTIFY: A document in the Spanish Language has been submitted to me whose faithful translation into the English Language reads as follows:--

[Letterhead of MANPA]

Caracas, May 27, 2003.

Messrs.

BANCO VENEZOLANO DE CREDITO, BANCO UNIVERSAL

Present.-

Attn.: Winkler Carmona

Attached hereto you will find the original of Securities duly signed together with their corresponding Interest Coupons corresponding to Series 2 of Issuance 2002-I of Unsecured Obligations at Bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., so that you print the marks and signs you deem convenient as safety precaution as it is set forth in clause of the Payment Agent agreement, pursuant to the following detail:

GROUP	FROM	UNTIL	No. OF SECURITY	DENOMINATION (Bs.0	TOTAL (Bs.)
B	041	042	02	500,000.00	1,000,000.00
C	088	101	14	1,000,000.00	14,000,000.00
D	307	307	01	5,000,000.00	5,000,000.00
E	507	609	103	10,000,000.00	1,030,000,000.00
F	658	689	32	25,000,000.00	800,000,000.00
			152		1,850,000,000.00

INTERPRETE PÚBLICO JUDITH X. HERNANDEZ MORA

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. (signed) Illegible.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. (signed) Illegible.

Translator's Note:

At the bottom right margin there is a round wet seal that reads as follows: "Venezolano de Crédito, S.A. Banco Universal. 5/27/03. Securities Management." At the upper right margin there is a wet seal by the National Securities Commission. ---------------------

[Letterhead of MANPA]

Caracas, May 27, 2003.

Messrs.

BANCO PROVINCIAL

Present.-

Attn.: Daniella Rachadell

Attached hereto you will find the original of Securities duly signed together with their corresponding Interest Coupons corresponding to Series 2 of Issuance 2002-I of Unsecured Obligations at Bearer of Manufacturas de Papel, C.A. (MANPA) S.A.C.A., so that you print the marks and signs you deem convenient as safety precaution as it is set forth in clause of the Payment Agent agreement, pursuant to the following detail:

GROUP	FROM	UNTIL	No. OF SECURITY	DENOMINATION (Bs.0	TOTAL (Bs.)
A	001	001	01	100,000.00	100,000.00
C	081	081	07	1,000,000.00	7,000,000.00
E	467	506	40	10,000,000.00	400,000,000.00
F	642	657	16	25,000,000.00	400,000,000.00
			64		807,100,000.00

Having no further matter to discuss,

Sincerely,

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. (signed) Illegible.

MANUFACTURAS DE PAPEL, C.A. (MANPA) S.A.C.A. (signed) Illegible.

Translator's Note:

At the bottom right margin there is a round wet seal that reads as follows: "Banco Provincial, S.A. General Marketing Management. May 27, 2003. Received (signed) Illegible" At the upper right margin there is a wet seal by the National Securities Commission. --

[Letterhead of MANPA]

Caracas, August 4, 2003.

Messrs.

National Securities Commission

City

Attn.: Oneida Gómez

In compliance with your request attached please find a copy of the certified letter sent to Banco Venezolano de Crédito and Banco Provincial that refers to the original securities duly signed together with their corresponding Interests Coupons, corresponding to Series 2 of Issuance 2002-I of the Unsecured Obligations at Bearer of Manpa.

Having no further matter to discuss,

Sincerely,

Leticia Level (signed) Illegible.

Planning Corporate Manager.--

The foregoing is the true and exact translation of the attached document IN WITNESS WHEREOF I have hereunto set my hand and affixed my seal in Caracas, today, September 11th, 2003.

REPUBLICA DE VENEZUELA INTERPRETE PUBLICO

JUDITH HERNANDEZ MORA
CERTIFIED PUBLIC TRANSLATOR

MANPA

PARA CUENTA 601,

Caracas 27 de mayo de 2003

2003 AUG -4 PM 4: 11

ARCHIVO RECIBIDO

Señores:
BANCO VENEZOLANO DE CREDITO, BANCO UNIVERSAL
Presente.-

Aten. Winkler Carmona

Con el objeto de que procedan a estampar las marcas y señales que consideren convenientes como medida de seguridad, tal como lo establece la cláusula del convenio de Agente de Pago, anexo al presente encontrará, originales de los Titulos debidamente firmados con sus respectivos Cupones de Intereses, correspondiente a la Serie 2 de la Emisión 2002-I de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., de acuerdo al siguiente detalle:

GRUPO	DESDE	HASTA	No. DE TITULO	DENOMINACION (Bs.)	TOTAL (Bs.)
B	041	042	02	500.000,00	1.000.000,00
C	088	101	14	1.000.000,00	14.000.000,00
D	307	307	01	5.000.000,00	5.000.000,00
E	507	609	103	10.000.000,00	1.030.000.000,00
F	658	689	32	25.000.000,00	800.000.000,00
			152		1.850.000.000,00

Sin mas que agregar.

VENEZOLANO DE CREDITO S.A. BANCO UNIVERSAL 27-5-03 Gerencia de Valores

Atentamente,

MANUFACTURAS DE PAPEL, C. A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C. A. (MANPA) S.A.C.A.

Maria Alejandra Hogurhe

PARA CNE TIBA GC

MANPA

2003 AUG -4 PM 4: 11

ARCHIVO RECIBIDO

Caracas 27 de mayo de 2003

Señores:
BANCO PROVINCIAL
Presente.-

Aten. Daniella Rachadell

Con el objeto de que procedan a estampar las marcas y señales que consideren convenientes como medida de seguridad, tal como lo establece la cláusula del convenio de Agente de Pago, anexo al presente encontrará, originales de los Títulos debidamente firmados con sus respectivos Cupones de Intereses, correspondiente a la Serie 2 de la Emisión 2002-I de Obligaciones Quirografarias al Portador de Manufacturas de Papel, C. A. (MANPA) S. A. C. A., de acuerdo al siguiente detalle:

GRUPO	DESDE	HASTA	No. DE TITULO	DENOMINACION (Bs.)	TOTAL (Bs.)
A	001	001	01	100.000,00	100.000,00
C	081	087	07	1.000.000,00	7.000.000,00
E	467	506	40	10.000.000,00	400.000.000,00
F	642	657	16	25.000.000,00	400.000.000,00
			64		807.100.000,00

Sin mas que agregar.

Banco Provincial S. A. Gerencia General de Mercado
27 MAYO 2003
RECIBIDO
Daniella Rachadell

Atentamente,

MANUFACTURAS DE PAPEL, C. A. (MANPA) S.A.C.A.

MANUFACTURAS DE PAPEL, C. A. (MANPA) S.A.C.A.

Manufacturas de Papel, C.A. (MANPA), S.A.C.A.

MANPA

Caracas, 04 de Agosto de 2003

2003 AUG -4 PM 4:10
ARCHIVO
RECIBIDO

Señores
Comisión Nacional e Valores
Ciudad.-

Att. Oneida Gómez

De acuerdo a su solicitud de anexo encontrara copia de la carta enviada al Banco Venezolano de Crédito y Banco Provincial, en la cual se remite los títulos originales debidamente firmados con sus respectivos Cupones de Intereses, correspondientes a la Serie 2 de la Emisión 2002-I de Obligaciones Quirografarias al Portador de Manpa.

Sin más que agregar

Atentamente

Leticia Level
Gerente Planificación Corporativa

Dirección: Avenida Francisco de Miranda, Torre Country Club, Piso 11 – Chacaito
Teléfono y fax: 012-9012245 / 0212-9012317
E-maill: llevel@manpa.com.ve